Eaton Vance Management Two International Place Boston, MA 02110 (617) 482-8260 www.eatonvance.com

November 18, 2010

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Registered Management Investment Company Fidelity Bond

Ladies and Gentlemen:

On behalf of the Registrants listed on the attached Schedule A, filed herewith pursuant to
Rule 17-g l (g)(1)(B)(i)(ii),(iii) and (iv) under the Investment Company Act of 1940 is:

(i)	A copy of the fidelity bond;
(ii)	a certified copy of the resolutions of majority of the Trustees who are not interested persons of the Trust’s listed on Schedule A approving the bond.
(iii)

a statement showing the amount of the single insured bond which each investment company would have maintained had it not been named as an insured under a joint insured bond which is effective from September 1, 2010 to September 1, 2011;

(iv)	a statement as to the period for which premiums have been paid; and
(v)	a copy of the agreement between the investment company and each of the named insureds entered into pursuant to paragraph (f) of Regulation 17g-1.

If you have any questions or comments concerning the enclosed, please contact the undersigned at (617) 672-8106 or fax (617) 672-1106.

Sincerely,

/s/ Paul M. O’Neil
Paul M. O’Neil
Vice President

Schedule A

Asian Small Companies Portfolio
Boston Income Portfolio
Build America Bond Portfolio
Dividend Builder Portfolio
Emerging Markets Local Income Portfolio
Emerging Markets Portfolio
Floating Rate Portfolio
Focused Growth Portfolio
Global Dividend Income Portfolio
Global Growth Portfolio
Global Macro Portfolio
Global Macro Absolute Return Advantage Portfolio
Global Opportunities Portfolio
Government Obligations Portfolio
Greater China Growth Portfolio
Greater India Portfolio
High Income Opportunities Portfolio
Inflation-Linked Securities Portfolio
International Equity Portfolio
International Income Portfolio
Investment Grade Income Portfolio
Investment Portfolio
Large-Cap Core Research Portfolio
Large-Cap Growth Portfolio
Large-Cap Value Portfolio
Multi-Cap Growth Portfolio
Multi-Sector Portfolio
Multi-Sector Option Strategy Portfolio
Senior Debt Portfolio
Small-Cap Portfolio
SMID-Cap Portfolio
Special Equities Portfolio
Tax-Managed Growth Portfolio
Tax-Managed International Equity Portfolio
Tax-Managed Mid-Cap Core Portfolio
Tax-Managed Multi-Cap Growth Portfolio
Tax-Managed Small-Cap Portfolio
Tax-Managed Small Cap Value Portfolio
Tax-Managed Value Portfolio
Worldwide Health Sciences Portfolio

A-1